CORMEDIX INC.
86 Summit Avenue, Suite 301
Summit, NJ 07901-3647

March 23, 2010

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Scot Foley

Re:	CorMedix Inc.
Registration Statement on Form S-1
File No. 333-163380

Ladies and Gentlemen:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to March 24, 2010 at 4:00 p.m., New York time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CORMEDIX INC.

By:	/s/ John C. Houghton
Name:	John C. Houghton
Title:	President and Chief Executive Officer